UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 19,2001

THE DAVEY TREE EXPERT COMPANY
(Exact name of Registrant as specified in its charter)

Ohio	**0-11917**	**34-0176110**
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**1500 North Mantua Street
P.O. Box 5193
Kent, Ohio**   **44240-5193**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (330) 673-9511

Items 1 through 3, 5, 6, 8 and 9 are not included because they are inapplicable.

ITEM 4. Changes in Registrant's Certifying Accountants

At a meeting held on September 14, 2001, the Board of Directors of the Company authorized management to engage Ernst & Young LLP as its independent auditors for the fiscal year ending December 31, 2001 to replace the firm of Deloitte & Touche LLP. Deloitte & Touche LLP was notified and dismissed as auditors of the Company on October 12, 2001. The audit committee of the Board of Directors recommended the change in auditors on September 24, 2001. The reports of Deloitte & Touche LLP on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2000, and in the subsequent interim period preceding their dismissal, there were no disagreements with Deloitte & Touche LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte & Touche LLP would have caused Deloitte & Touche LLP to make reference to this matter in their report. The Company has requested Deloitte & Touche LLP to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter will be filed by amendment.

The dismissal of Deloitte & Touche LLP, while not related in any way to their performance as auditor, was directly related to their role as consultants during the Company's implementation of its enterprise-wide information system from 1997 through 1999. The Company is evaluating any rights it may have with Deloitte & Touche LLP in conjunction with that implementation.

ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a)   Not applicable

(b)   Not applicable

(c)   Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DAVEY TREE EXPERT COMPANY

BY: /s/ David E. Adante
        David E. Adante
        Executive Vice President, CFO and
        Secretary

BY: /s/ Bradley L. Comport
        Bradley L. Comport
        Treasurer

October 19, 2001